Exhibit 99.1

PATAGONIA GOLD EXPLORATION UPDATE

May 18, 2022 - Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) completes the first phase of core drilling on its Tornado and Huracán property in the Deseado Massif in the Santa Cruz Province of southern Argentina.

Gold mineralization discovered in five core drill holes, with up to 0.59 g/t Au (see Table 1 below) over 8.8 drill meters in core hole TOR-003D, were reported from silicified and oxidized, hydrothermal breccia in the Camino structure. All drilling was conducted on the eastern Huracán, concession block which abuts the Cerro Negro mine property to the south.

Highlights

●	Large, 7,895 hectare, and prospective land package in two concession blocks, Tornado and Huracán, situated between two producing mines: Cerro Negro (Newmont) and Huevos Verdes (Hochschild and McEwen Mining joint venture).
●	Over 3.5 kilometers of strike of low sulfidation veins and vein breccias recognized to-date in three main areas: Cerro Solo, Cerro Ópalo-Guanaco and Camino plus two smaller areas, all in the Huracán block.
●	Mineralized structures trend WNW, subparallel to those at Cerro Negro and San José.
●	Mineralization is hosted in Jurassic-aged, Chon Aike Formation volcanic rocks – a favorable and prospective host to Au and Ag mineralization and several mines in the Deseado Massif.
●	Commenced drilling in late Q4 2021, completing 12 holes totaling 3,770 meters on the Huracán concession to date – one reverse circulation, 11 core.
●	Only nine historic core holes completed prior to the Company’s drilling (no mineralization reported by the prior operator).
●	Anomalous Au in five core holes; hole TOR-003D with Au >=1.0 g/t (see Table 1 below).
●	In addition to encountering the first significant precious metals on the property, the Company’s drilling suggests the presence of other structures in the footwall of the main Camino structure not exposed on surface.

Much of the Huracán concession is covered by unconsolidated sediments and the Tornado concession (west block) is covered by post-mineral, Tertiary-aged basalt. Mineralized trends on the property recognized from scattered outcrops trend WNW and dip steeply to the SSW and NNE. Work completed by the Company and prior operators has recognized high-level, epithermal features on the properties (Cerro Ópalo) and Patagonia believes its new drilling demonstrates potential for higher grade mineralization in deeper sections of the paleo-hydrothermal system at Tornado-Huracán.

Christopher van Tienhoven, CEO of Patagonia, commented that “These results demonstrate the presence of gold and silver mineralization on our Tornado and Huracán concessions, the first mineralization ever reported from drilling on this property, which is well-situated between two producing mines: Cerro Negro and San José. Additional work, including data modeling, is underway, which we expect to lead to a second phase of core drilling.”

Figure 1. Location of Tornado and Huracán Property in Argentina

2500000
P.Moreno
Pico Truncado
Tornado-Huracan
Bajo Caracoles
Pto Deseado
Gdor Gregores
Pto San Julian
4500000
Pto Santa Cruz
El Calafate
Rio Gallegos
N
43
Perito Moreno
Ayelen
Kospi
Huevos Verdes
SAN JOSE MINE
Camino
Cº Opalo-Guanaco
TORNADO - HURACAN
San Marcos
Cº Solo
Eureka
Mariana
Vein Zone
Bajo Negro
40
CERRO NEGRO MINE
10 Km
Patagonia Gold Corp
Cerro Negro
Minera San Jose

2

Table 1. Composited Gold Values – Patagonia Drilling 2021 and 2022

Drill Hole Number	Structure	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	Composited Au
					From (m)	To (m)	Width (m)	Average Au (g/t)
TOR-002D	Camino	0	-70	89	63.4	64.4	1.0	0.15
					77.0	84.3	7.3	0.15
TOR-003D		25	-70	303	174.0	176.0	2.0	0.15
					186.0	193.1	7.1	0.34
					228.2	237.0	8.8	0.59
Incl.					232.7	233.2	0.5	1.03
Incl.					233.7	234.2	0.5	1.04
TOR-009D		25	-70	449	214.0	216.0	2.0	0.18
TOR-010D		25	-70	401	137.0	138.0	1.0	0.18
					146.85	148.31	1.46	0.19
					156.5	157.0	0.5	0.16
					189.0	208.0	19.0	0.31
					211.0	216.0	5.0	0.57
TOR-012D		0	-60	260	141.35	141.85	0.5	0.26
					162.0	162.5	0.5	0.18
					171.4	171.85	0.45	0.18
					188.75	195.8	7.05	0.18
					199.5	209.1	9.5	0.29

Notes:

●	Au determined by Atomic Absorption (AAS), performed by Alex Stewart International, a certified, independent analytical services company, in their Mendoza, AR facility.
●	Compositing performed on successive samples grading greater than or equal to 0.15 g/t Au. Not more than two successive interval assays grading less than 0.15 g/t were used in compositing.
●	Mineralized intervals are drill lengths; true widths not yet known.
●	Quality assurance quality control (“QAQC”) protocols established by the Company consisted of blanks and commercial standards inserted into normal sample stream at a rate of one control sample per 10 primary core samples. All results reported passed the Company’s QAQC protocols.
●	The potential quantity and grade of mineralization described herein is conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in targets being delineated as a mineral resource.
●	The qualified person reviewed the assay data used to prepare the composites reported herein and has verified them against the commercial assay certificates including the QAQC reports and standards used. The qualified person did not view the core sampling methods but is familiar with the property by virtue of experience with the prior owner of the property and the Company’s standard sampling protocols on other properties.

3

Figure 1. Longitudinal section of composited gold (“Au”) grades and the mineralized horizon

(Looking NNE)

TOR-012-D
TOR-009-D
TOR-003-D
TOR-011-D
TOR-010-D
TOR-002-D
TOR-05
TOR-04
550msnm
500msnm
400msnm
300msnm
200msnm
100msnm
OPEN
7,05 m @ 0,18 Au gr/tn
10,5 m @ 0,27 Au gr/tn
1,92 m @ 0,13 Au gr/tn
2 m @ 0,18 Au gr/tn
7,1 m @ 0,34 Au
29 m @ 0,32 Au gr/tn
9,8 m @ 0,54 Au gr/tn
9,7 m @ 0,14 Au gr/tn
OPEN
OPEN
PATAGONIA GOLD
Tornado and Huracan Longitudinal Section
Camino Structure (looking NNE)
Historical Drilling
Patagonia Gold Drilling 2022
0
0,1
kilómetros

In addition to this first phase drilling, the Company completed surface mapping and outcrop sampling designed to aid in the generation of new targets.

Qualified Person’s Statement

Donald J. Birak, an independent consulting geologist, Registered Member of SME, Fellow of AusIMM and a qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu Project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina. The Company produces gold and silver from its Lomada and Cap-Oeste mines in the province of Santa Cruz, has two development-stage properties - Cap-Oeste underground and Calcatreu - and conducts exploration on its large portfolio of mineral properties in the country, which now totals over 1.29 million hectares.

For more information, please contact:

Dean Stuart

T: +1 403 617 7609

E: dean@boardmarker.net

4

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the presence of other structures in the footwall of the main Camino structure, the potential for higher grade mineralization in deeper sections of the paleo-hydrothermal system at Tornado-Huracán, a second phase of core drilling, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

5